Exhibit 99.1

Joint Filing Agreement

The undersigned agree and consent to the joint filing on their behalf of this Schedule 13D, and all amendments thereto, relating to the ordinary shares, no par value per share, of Diginex Limited.

Dated: October 15, 2020

DHC Investments Limited

By:	/s/ Paul Yang
Name:	Paul Yang
Title:	Authorized Signatory

Paul Yang

By:	/s/ Paul Yang
Name:	Paul Yang

Connie Wei

By:	/s/ Connie Wei
Name:	Connie Wei